March 19, 2015

VIA EDGAR

Ms. Karen Rossotto
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC  20549-4720

Re:	American Century Asset Allocation Portfolios, Inc. (the “Registrant”) (File Nos. 333-116351; 811-21591)

Dear Ms. Rossotto:

This letter responds to your comment that we discussed on February 19, 2015 and March 6, 2015, regarding Post-Effective Amendment No. 31, filed on January 5, 2015, to the Registrant’s registration statement to add a new class of shares (the R Class) to One Choice Portfolio: Very Conservative, One Choice Portfolio: Conservative, One Choice Portfolio: Moderate, One Choice Portfolio: Aggressive and One Choice Portfolio: Very Aggressive (each, a “Fund” and collectively, the “Funds”).

Comment:  You have indicated that the Registrant intends to include in each Fund’s Average Annual Total Returns table R Class performance information for periods prior to the inception date of such class. Please explain in more detail what you are planning to do and your legal basis for doing so.

Response:  As we discussed, each Fund’s Average Annual Total Returns table in the prospectus will show performance information for R Class shares prior to the inception date of such class.  A footnote to each Fund’s table explains that the R Class performance shown is based on the performance of the Fund’s existing class (Investor Class) and has been adjusted to reflect the difference in fees between R Class and Investor Class shares.  Because each Fund’s R Class has a higher total expense ratio than the Investor Class, the adjustments result in lower performance for the R Class as compared to the Investor Class.  This approach is consistent with the approach detailed in the No-Action Letter granted to Quest for Value Dual Purpose Fund, Inc. (publicly available Feb. 28, 1997).

American Century Investments
P.O. Box 410141, 4500 Main Street	1-800-345-2021 or 816-531-5575
Kansas City, MO 64141-0141	www.americancentury.com

Ms. Karen Rossotto
March 19, 2015

In responding to your comment, we acknowledge that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

If you have any questions with regard to the above responses, please contact the undersigned at kathleen_nelson@americancentury.com or 816-340-3226.

Sincerely,

/s/ Kathleen Gunja Nelson
Kathleen Gunja Nelson
Assistant General Counsel